Gores Holdings, Inc.

9800 Wilshire Blvd.

Beverly Hills, CA 90212

August 11, 2015

VIA EMAIL & EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Gores Holdings, Inc. (the “Company”) Registration

Statement on Form S-1 (Registration No. 333-205734)

Dear Mr. Spirgel:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-205734) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on August 13, 2015 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jennifer Bensch of Weil, Gotshal & Manges LLP at (212) 310-8870 and that such effectiveness also be confirmed in writing.

Very truly yours,

Gores Holdings, Inc.

By:	/s/ Kyle Wheeler
Name:	Kyle Wheeler
Title:	President, Chief Financial Officer and Secretary

cc:	Securities and Exchange Commission

Christie Wong, Staff Accountant

Dean Suehiro, Staff Accountant

Kathleen Krebs, Staff Attorney

Emily Drazan, Staff Attorney

Weil, Gotshal & Manges, LLP

Jennifer A. Bensch, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel, Esq.

Michael J. Mies, Esq.

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